

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 10, 2018

Via E-Mail
Ms. Rong Rao
Director
Jufeel International Group
58 31 201 Street
Oakland Gardens, NY 11364

> **Re: Jufeel International Group**
> **Amendment 1 to Draft Registration Statement**
> **Submitted November 13, 2018**
> **CIK No. 0001725063**

Dear Ms. Rao:

We reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

2. We note your response to comment 2 of our January 18, 2018 letter. Please file the opinion of PRC counsel as an exhibit to your registration statement.

Risk factors, page 8

General

3. Please tell us why you removed the risk factor regarding necessary construction permits.

We extend credit to our customers…, page 12

4. Your risk factor states that accounts receivables were $42,806 and $183,884 as of December 31, 2017 and June 30, 201. Your balance sheets state, however, that accounts receivables at December 31, 2017 and June 30, 2018 were $7,613,832 and $4,842,521. Please revise your draft registration statement or reconcile these amounts as appropriate.

Restriction on Foreign Ownership, page 42; Stringent Environmental Regulations, page 45

5. Notwithstanding your response to comment 14 of our January 18, 2018 letter, you have not removed the references to hog farming and the hog farming industry in these two sections. Please revise.

Employees and Employment Agreements, page 49

6. File the employment agreements with your executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Summary Compensation Table, page 65

7. Please provide a footnote explanation to "All Other Compensation" so that investors will understand what is included in this column. See Item 402(o)(7) of Regulation S-K.

Consolidated Balance Sheet, page F-3

8. We note your response to comment 23 of our January 18, 2018 letter. Please explain to us how you are able to conclude that you were the primary beneficiary of the VIE in years 2015 and 2016 when it appears that the VIE agreements were not in place until August 2017. It is unclear why you believe that you should be able to recast your financial statements for periods before 2017 relating to the VIE agreements. Please explain and clarify the accounting guidance, if any, upon which you are relying.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

9. In your draft registration statement submitted December 22, 2017, you reported net revenue and income from operations of $15.1 million and $9.1 million through the nine months ended September 30, 2017. Based upon your results of operations for the full year 2017, it appears that you generated $12.8 million of revenue and $6.1 million of income from operations during the fourth quarter of 2017. Please tell us the underlying reasons that resulted in your having generated approximately 46% of your revenue and 40% of your income from operations during the fourth quarter of 2017.

Note 2. Summaries of Significant Accounting Policies, l. Revenue Recognition, page F-14

10. Please expand your disclosure to include the amount of revenue from distributor/agent membership fees for each period presented.

Note 24. Restatement, page F-40

11. Please provide us the gross journal entries and related detailed explanations that comprise adjustments 2, 3, and 5.

Note 25. Subsequent Events, page F-43

12. We note your response to comment 27 of our January 18, 2018 letter and the revisions to your draft registration statement. It is unclear to us, however, why your footnote contains "except for" language to refer to transactions that both occurred before November 13, 2018, the date the consolidated financial statements were issued, and are disclosed elsewhere in your footnotes. Please revise your document to remove the "except for" language or tell us the reason that you believe this disclosure is appropriate. Please refer to ASC 855-10-50-1 for guidance. This comment also applies to Note 18 on page F-64.

Recent Sales of Unregistered Securities, page II-1

13. We note your response to comment 30 of our January 18, 2018 letter. Please revise to disclose the amount of consideration paid, the value of the shares offered for services, or the fair value of the services received for shares.

Exhibits, page II- 6

14. We note your response to comment 11 of our January 18, 2018 letter. Please file the lease agreement for your various leases s exhibits to your registration statement or tell us in detail why you are not required to do so. See Item 601(b)(10) (ii)(D) of Regulation S-K.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 if you have any other questions.

Very truly yours,

/s/ Asia Timmons-Pierce, *for*

Amanda Ravitz
Assistant Director
Office of Manufacturing and Construction